UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

with copies to:

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2008

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) DAVID D. SMITH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,747,926

	9	SOLE DISPOSITIVE POWER 10,539,553

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,747,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5% (1)

14	TYPE OF REPORTING PERSON (See instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) FREDERICK G. SMITH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,747,926

	9	SOLE DISPOSITIVE POWER 7,455,336

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,747,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5% (1)

14	TYPE OF REPORTING PERSON (See instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) J. DUNCAN SMITH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,747,926

	9	SOLE DISPOSITIVE POWER 10,079,740

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,747,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5% (1)

14	TYPE OF REPORTING PERSON (See instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ROBERT E. SMITH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,747,926

	9	SOLE DISPOSITIVE POWER 7,673,296

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,747,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5% (1)

14	TYPE OF REPORTING PERSON (See instructions) IN

(1) The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

This Amendment No. 10 amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 1.	Security and Issuer.
No material change.

Item 2.	Identity and Background.
No material change.

Item 3.	Source and Amount of Funds of Other Consideration.
No material change.

Item 4.	Purpose of Transaction.
No material change.

Item 5.	Interest in Securities of the Issuer.

(a - b)              The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the group as of November 14, 2008.  Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock.  Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  By virtue of the Stockholders’ Agreement dated April 19, 2005, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the “Stockholders’ Agreement”), each member of the group is required to vote all of his Class A Common Stock and Class B Common Stock in favor of the other members of the group to cause their election as directors.  Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members.  Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned			Percent of Total Voting	Percent of Total Voting
Name	Number	Percent (1)	Number		Percent (2)	Power (3)	Power (4)
David D. Smith	9,349,925	27.1%	10,539,553	(5)	18.6%	24.2%	3.4%
Frederick G. Smith	6,957,673	20.2%	7,455,336	(6)	13.9%	17.9%	2.3%
J. Duncan Smith	10,000,000	29.0%	10,079,740	(7)	17.8%	25.5%	3.3%
Robert E. Smith	7,430,855	21.6%	7,673,296	(8)	14.1%	19.0%	2.4%
Reporting Persons as a group (4 persons)	33,738,453	97.9%	35,747,926		44.5%	86.6%	40.8%

(1)           As of November 14, 2008, there were 34,453,859 shares of Class B Common Stock outstanding.

(2)           The first four rows of this column set forth the percentage of Class A Common Stock each reporting person would beneficially own if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not.  The last row in this column shows the percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.  As of November 14, 2008, there were 46,660,156 shares of Class A Common Stock outstanding.

(3)           Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions.  Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time.  This column sets forth the voting power each reporting person has on the matters on which shares of Class B Common Stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(4)           The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not.  The last row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock.

(5)           Includes 9,349,925 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, 200,000 shares of SARs, with an exercise price of $15.78, exercisable within 60 days of November 14, 2008 and 350,000 shares of SARs, with an exercise price of $8.94, exercisable within 60 days of November 14, 2008.

(6)           Includes 6,957,673 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock.

(7)           Includes 10,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock.

(8)           Includes 7,430,855 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, and 10,000 shares of Class A Common Stock that Robert E. Smith may acquire upon exercise of options.  The shares of Class B Common Stock include 291,049 shares held in an irrevocable trust established by Robert E. Smith for the benefit of family members, of which he is the trustee.  The shares of Class B Common Stock do not include 290,650 shares held in an irrevocable trust established by Robert E. Smith for the benefit of his children, of which he is not the trustee.

(c)  The following table sets forth information regarding transactions in shares by each member of the group since the filing of Amendment No. 9 to Schedule 13D.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith

9/29/08	Purchase of Class A Common Stock (1)	39,000 at $5.00

(1) Open market or private purchase of non-derivative or derivative security.

Transactions by Frederick G. Smith

None.

Transactions by J. Duncan Smith

None.

Transactions by Robert E. Smith

10/14/08 Purchase of Class A Common Stock (1)	100,000 at $3.7872	(2)
11/11/08 Purchase of Class A Common Stock (1)	100,000 at $2.5119	(3)

(1) Open market or private purchase of non-derivative or derivative security.

(2) The purchase price is a weighted average.  The range of prices for the purchase was $3.63 - $3.90.

(3) The purchase price is a weighted average.  The range of prices for the purchase was $2.455 - $2.55.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

Item 7.	Material to be Filed as Exhibits.
(1) Joint Filing Agreement.

(2)  Stockholders’ Agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 26, 2005).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated: November 19, 2008

/S/ DAVID D. SMITH
David D. Smith

/S/ FREDERICK G. SMITH
Frederick G. Smith

/S/ J. DUNCAN SMITH
J. Duncan Smith

/S/ ROBERT E. SMITH
Robert E. Smith